SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D. C.  20549





                                  FORM 11-K

                                ANNUAL REPORT





                      Pursuant to Section 15 (d) of the
                       Securities Exchange Act of 1934




                   For the fiscal year ended December 31, 1996
                         Commission File Number 1-11377



A.            Full title of the plan:

                    THE CINCINNATI GAS & ELECTRIC COMPANY
                  DEFERRED COMPENSATION AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Cinergy Corp.

                       139 East Fourth Street

                   Cincinnati, Ohio  45202 - 4003

     THE CG&E COMPANY  DEFERRED COMPENSATION AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND EXHIBIT



                                                                Page No.

(a)  Financial Statements
       Report of Independent Public Accountants
       Statement of Net Assets Available for Benefits with
       Fund Information as of December 31, 1996
       Statement of Net Assets Available for Benefits with
       Fund Information as of December 31, 1995
       Statement of Changes in Net Assets Available for Benefits
         with Fund Information for the Year Ended December 31, 1996 Notes to Financial Statements
Financial Statement Schedules (As Required By The Employee
         Retirement Income Security Act)
           Schedule  I   - Schedule of Assets Held for Investment
                           Purposes - December 31, 1996
           Schedule  II  - Schedule of Reportable Transactions
                           for the year ended December 31, 1996

(b)  Exhibit
23)  Consent of Independent Public Accountants

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan :

               We have audited the accompanying statements of net assets available for benefits of THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

              Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN   LLP

Cincinnati, Ohio,
June 23, 1997


THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
           Statement of Net Assets Available for Benefits with Fund Information
                       As of December 31, 1996


                                                  Participant Directed
                                                                                                     Fidelity
                                       Fidelity            Fidelity           Fidelity              Retirement
                                       Magellan         Equity-Income       Intermediate           Money Market
                                        Fund               Fund              Bond Fund               Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                           $13,661,637         $26,658,992         $3,838,436            $6,329,964
Common Stock                                 -                   -                  -                     -
Participant Loans                            -                   -                  -                     -
                                       13,661,637          26,658,992          3,838,436            6,329,964


Receivables:
  Employer's Contribution                   -                   -                  -                    -
     Total receivables                      -                   -                  -                    -

Net assets available for  benefits   $13,661,637         $26,658,992         $3,838,436           $6,329,964


The accompanying notes are an integral part of these financial statements.

          THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
                             Statement of Net Assets Available for Benefits with Fund Information
                                As of December 31, 1996


                                                                Non-Participant
                                      Participant Directed         Directed
                                     Cinergy      Participant      Cinergy
                                      Common          Loan           Common
                                    Stock Fund        Fund         Stock Fund           Total


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                                             -             -                -          $50,489,029
Common Stock                                      69,235,696          -         $42,728,740       111,964,436
Participant Loans                                       -        3,665,320             -            3,665,320
                                                  69,235,696     3,665,320       42,728,740       166,118,785


Receivables:
  Employer's Contribution                               -             -             749,139           749,139
     Total receivables                                  -             -             749,139           749,139

Net assets available for  benefits               $69,235,696     3,665,320      $43,477,879      $166,867,924


The accompanying notes are an integral part of these financial statements.



                      THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
                    Statement of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1995



                                  Participant Directed

                      Fidelity       Fidelity        Fidelity            PNC
                      Magellan    Equity-Income    Intermediate      Money Market
                        Fund          Fund           Bond Fund          Fund

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                          $9,947,118     $20,521,238     $3,377,431        $2,496,883
Common Stock                               -               -              -                 -
Participant Loans                          -               -              -                 -
Cash                                       -               -              -                 -
                                      9,947,118      20,521,238      3,377,431         2,496,883

Receivables:
  Employer's Contribution                  -                -              -                 -
  Participants' Contribution             54,247           46,400         10,488             8,942
  Dividend Receivable                      -             131,847           -                 -
  Realized Gain                            -             593,311           -                 -
  Accrued Income                           -                -              -                 -
    Total receivables                    54,247          771,558         10,488             8,942


Net assets available for
  benefits                          $10,001,365      $21,292,796     $3,387,919        $2,505,825


The accompanying notes are an integral part of these financial statements.

THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
                    Statement of Net Assets Available for Benefits with Fund Information
                             As of December 31, 1995



                                                       Non-Participant
                           Participant Directed             Directed

                         Cinergy         Participant       Cinergy
                          Common             Loan           Common
                        Stock Fund           Fund         Stock Fund            Total

ASSETS
Investments, at fair value:

Shares of registered investment
  companies                                   -                  -               -          $  36,342,670
Common Stock                           $71,531,755               -        $39,370,191         110,901,946
Participant Loans                             -            $3,226,771            -              3,226,771
Cash                                       232,268               -            127,838             360,106
                                        71,764,023          3,226,771      39,498,029         150,831,493

Receivables:
  Employer's Contribution                     -                  -            959,564             959,564
  Participants' Contribution               122,198               -               -                242,275
  Dividend Receivable                         -                  -               -                131,847
  Realized Gain                               -                  -               -                593,311
  Accrued Income                               457               -                251                 708
    Total receivables                      122,655               -            959,815           1,927,705


Net assets available for
  benefits                             $71,886,678         $3,226,771     $40,457,844        $152,759,198


The accompanying notes are an integral part of these financial statements.

                        THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
                     Statement of Changes in Net Assets Available for Benefits With Fund Information
                           For the Year Ended December 31, 1996



                                               Participant Directed
                                                             Fidelity
                              Fidelity       Fidelity        Fidelity        Retirement
                              Magellan     Equity-Income   Intermediate     Money Market
                               Fund           Fund          Bond Fund          Fund


Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation) in
      fair value of investments          $  (473,440)     $2,859,727      $(111,977)      $  11,807
    Interest                                    -               -              -               -
    Dividends                              1,798,901       1,669,601        260,491         187,224
                                           1,325,461       4,529,328        148,514         199,031

Contributions:
  Participants'                            1,454,294       1,300,689        271,256          245,401
  Employer's                                    -               -              -                -
                                           1,454,294       1,300,689        271,256          245,401

    Total Additions                        2,779,755       5,830,017        419,770          444,432

Deductions from net assets attributed to:
  Benefits paid to participants            1,315,779       2,534,639        288,297        3,806,481
    Total Deductions                       1,315,779       2,534,639        288,297        3,806,481

Net increase/(decrease) prior to transfers 1,463,976       3,295,378        131,473       (3,362,049)
Interfund transfers                        2,156,444       2,015,524        313,033        7,181,808
Interplan transfers                           39,852          55,294          6,011            4,380

  Net increase (decrease)                  3,660,272       5,366,196        450,517        3,824,139
Net assets available for benefits:
    Beginning of year                     10,001,365     $21,292,796      3,387,919        2,505,825

      End of year                         $13,661,637     $26,658,992     $3,838,436       $6,329,964

The accompanying notes are an integral part of these financial statements.

THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN
                     Statement of Changes in Net Assets Available for Benefits With Fund Information
                           For the Year Ended December 31, 1996


                                                                 Non-Participant
                                   Participant Directed             Directed

                                  Cinergy        Participant         Cinergy
                                   Common            Loan             Common
                                 Stock Fund          Fund            Stock Fund          Total


Additions to net assets attributed to
  Investment income
    Net appreciation (depreciation) in
      fair value of investments                 $6,084,683       $       -         $ 3,749,271       $12,120,071
    Interest                                          -               269,397             -              269,397
    Dividends                                    3,910,560               -           2,251,506        10,078,283
                                                 9,995,243            269,397        6,000,777        22,467,751

Contributions:
  Participants'                                  2,804,261               -                -            6,075,901
  Employer's                                          -                  -           2,725,338         2,725,338
                                                 2,804,261               -           2,725,338         8,801,239

    Total Additions                             12,799,504            269,397        8,726,115        31,268,990

Deductions from net assets attributed to:
  Benefits paid to participants                  6,721,989             32,942        3,024,998        17,725,125
    Total Deductions                             6,721,989             32,942        3,024,998        17,725,125

Net increase/(decrease) prior to transfers       6,077,515            236,455        5,701,117        13,543,865
Interfund transfers                             (8,999,561)           153,725       (2,820,973)             -
Interplan transfers                                271,064             48,369          139,891           564,861

  Net increase (decrease)                       (2,650,982)           438,549        3,020,035        14,108,726
Net assets available for benefits:
    Beginning of year                           71,886,678          3,226,771       40,457,844       152,759,198

      End of year                                 $69,235,696         $3,665,320      $43,477,879      $166,867,924

The accompanying notes are an integral part of these financial statements.


                                  THE CINCINNATI GAS & ELECTRIC COMPANY
                            DEFERRED COMPENSATION AND INVESTMENT PLAN

                                            NOTES TO FINANCIAL STATEMENTS
                                      DECEMBER 31, 1996 AND 1995



(1) Description of The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan (DCIP or the Plan)
- The following is a brief description of the Plan. Participants should refer to the Plan Document and the related Trust Agreement, including the defined terms, for complete information of the Plan's provisions.

The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 (ERISA).

All executive, supervisory, administrative, and professional employees of The Cincinnati Gas & Electric Company (CG&E) a subsidiary of Cinergy Corp., The Union Light, Heat and Power Company, and Lawrenceburg Gas Company are eligible to participate in the Plan upon employment. Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

The participant's employer contributes 55% of the first 5% of base pay, contributed by each participant. An additional incentive match of up to 30% of the first 4% of base pay that a participant contributes may be contributed at the discretion of the employer's board of directors. For those employees who do not contribute to the Plan, the employers contribute an incentive match assuming the participant contributed 1% of base pay. All employer contributions must be invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the Participant reaches age 50 and are shown on the statement of net assets available for benefits and statement of changes in net assets available for benefits as "Non-Participant Directed" funds. Participants are immediately vested in all contributions and earnings thereon.

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum of five annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary-deferral account in accordance with Plan provisions.

Subject to certain limitations, employees may apply for loans from their salary-deferral account balances. Such loans are reflected in the Loan Fund in the accompanying financial statements. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1/2%, and are repaid within five years (54 months effective January 1, 1996) through regular payroll deductions.


The Plan is administered by the CG&E DCIP Committee (the Plan
Committee) and trusteed by Fidelity Management Trust Company
(Fidelity). Prior to February 1, 1996, PNC Bank, Ohio, N.A. was the Trustee. Administrative expenses of the Plan are paid by the employer.

(2) Significant Accounting Policies - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates market.

                            Purchases and sales of securities are recorded on
a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

Transfers of assets between the CG&E Savings Incentive Plan (SIP) and DCIP occur as a result of changes in employee status between the weekly and hourly paid classification and the executive, supervisory, administrative, and professional classification.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(3) Investments - A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

The following investments exceed 5% of total net assets available for benefits at December 31, 1996 and 1995:


                                            1996        1995

Cinergy Common Stock Fund:
  Participant Directed                  $69,235,696 $71,531,755
  Non Participant Directed               42,728,740  39,370,191
Fidelity Equity-Income Fund              26,658,992  20,521,238
Fidelity Magellan Fund                   13,661,637   9,947,118

(4) Federal Income Tax Status - The Plan received a determination letter dated January 1995, in which the Internal
Revenue Service (IRS) determined and informed the Plan Administrator that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan Committee and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.



(5)                        Investment Options

                            The investment options of the Plan are as follows:

                             Participant contributions - Upon enrollment or
re-enrollment, participants shall direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

n Fidelity Magellan Fund

The Fidelity Magellan Fund invests mainly in equity securities of domestic foreign and multinational issues of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.


n Fidelity Equity-Income Fund

                                    The Fidelity Equity-Income Fund invests
mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.


n Fidelity Intermediate Bond Fund

                                    The Fidelity Intermediate Bond Fund
invests in domestic and foreign investment-grade securities with the principal purpose of a moderate risk level and yield potential.

n Fidelity Retirement Money Market Fund

The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.


n Cinergy Common Stock Fund

The Cinergy Common Stock Fund invests primarily in common stock of Cinergy Corp.


(6) 1996 Voluntary Workforce Reduction Program - During 1996, CG&E and its subsidiaries implemented a Voluntary Workforce Reduction Program
(VWRP). Benefits paid to participants in the statement of changes in net assets available for benefits for the year ended December
31, 1996 includes approximately $12.4 million in distributions to participants who elected to terminate or retire under the VWRP.

(7) Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:









                                                  December 31, 1996
Net assets available for benefits per
  the financial statements                        $166,867,924

Amounts allocated to withdrawing participants          (13,000)

Net assets available for benefits
  per the Form 5500                               $166,854,924


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             Year ended
                                                          December 31, 1996
Benefits paid to participants per the
  financial statements                                    $17,725,125

Add:  Amounts allocated to withdrawing
  participants at December 31, 1996                            13,000


Benefits paid to participants per the Form 5500           $17,738,125

                            Amounts allocated to withdrawing participants are
recorded on the Form 5500 for benefit claims that have been processed and approved prior to December 31, but not yet paid as of that date.

(8) Related Party Transactions - Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(9) Plan Termination - Although it has not expressed any intent to do so, CG&E has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                                        SCHEDULE  I
                The Cincinnati Gas & Electric Company
               Deferred Compensation and Investment Plan

                       Sponsor EIN:  31-0240030
                  Administrator EIN:  31-1070386
                          Plan Number:  004

           Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996


(a)            (b)            (c)                 (d)          (e)
                               Description of
                               investment
                               including maturity
                               date, rate of
             Identity of issue interest,
             borrower, lessor, collateral, par or  Historical   Current
             or similar party  maturity value        Cost        Value


*             Cinergy Common
              Stock Fund       3,354,740 shares;   $61,436,853  $111,964,436
                               $0.01 par value;
                               $33.375 market
                               price per share
                               @ 12/31/96

*             Fidelity
              Magellan Fund    Mutual fund,         12,861,412    13,661,637
                               primarily common
                               stock; 169,394
                               shares; $80.65 net
                               asset value
                               @ 12/31/96

*              Fidelity        Mutual fund,         21,746,890    26,658,992
               Equity-Income   primarily equity
               Fund            securities; 622,437
                               shares;  $42.83
                               net asset value
                               @ 12/31/96

*              Fidelity        Mutual fund,              3,934,000   3,838,436
               Intermediate    primarily
               Bond Fund       fixed-income
                               obligations;
                               380,797 shares;
                               10.08 net asset
                               value @ 12/31/96

*              Fidelity        Mutual fund, money        6,329,964   6,329,964
               Retirement Money market instruments;
                Market Fund     6,329,964 units;
                                $1.00 net asset
                                value @ 12/31/96
*              Participant
               loans            Interest rates ranging
                                from 8.25 - 9.50%        3,665,320   3,665,320

*Denotes a party-in-interest.

                                                      Schedule II

The Cincinnati Gas & Electric Company
Deferred Compensation and Investment Plan

Sponsor EIN:  31-0240030
Administrator EIN:  31-1070386
Plan Number:  004

Item 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1996



                    Total       Total
Identity of         Number of   Number     Purchase    Selling      Net Gain
Securities          Purchases   of Sales   Price(A)    Price(A)     on Sales

*Cinergy Corp.
  Common Stock
  Fund                201         177    $16,009,408  $26,699,004  $10,233,074

*Fidelity Magellan
  Fund                171         115      7,766,358    3,563,440       11,765

*Fidelity Equity
  Income Fund         172         120      8,647,018    5,356,792      631,175

*Fidelity Retirement
  Money Market
  Fund                137          91     11,598,845    7,777,572         -





*Denotes a party-in-interest

(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   THE CINCINNATI GAS & ELECTRIC COMPANY
                                DEFERRED COMPENSATION AND INVESTMENT PLAN
                                              (Name of Plan)

                                By            /s/JERRY W. LIGGETT
                                           Plan Administrator



June 27, 1997


                                                           Exhibit 23



                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


              As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 23, 1997 included in this Annual Report on Form 11-K for the year ended December 31, 1996 of The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-55291.




ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 23, 1997